                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                       REPORT OF FOREIGN PRIVATE ISSUER
                     Pursuant to Rule 13a-16 or 15d-16 of
                     The Securities Exchange Act of 1934


               Report on Form 6-K for the month of April, 2001



             ETABLISSEMENTS DELHAIZE FRERES ET CIE "LE LION" S.A.
             ----------------------------------------------------
            (Exact Name of Registrant as Specified in Its Charter)


                              DELHAIZE BROTHERS
                       AND CO. "THE LION" ESTABLISHMENT
                       --------------------------------
               (Translation of Registrant's Name into English)


                               RUE OSSEGHEM 53
                           B-1080 BRUSSELS, BELGIUM
                           ------------------------
                   (Address of Principal Executive Offices)


               Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F X Form 40-F __
                                     -

               Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes __ No X
                                           -
               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Press Release, dated April 27, 2001, of Etablissements Delhaize
Freres et Cie "Le Lion" S.A. ("Delhaize Group")..........................    3

Delhaize America, Inc. unaudited consolidated financial statements
for the first quarter 2001...............................................    9

                            [DELHAIZE GROUP LOGO]


APRIL 27, 2001


                             Contacts:  Guy Elewaut:               + 32 (0)2 412 29 48
                                                                  + 32 (0)477 50 07 96
                                        Geoffroy d'Oultremont:     + 32 (0)2 412 83 21
                                                                  + 32 (0)478 88 32 96

FOR IMMEDIATE RELEASE


DELHAIZE GROUP REPORTS FIRST QUARTER RESULTS
Sales Increase by 40.6%, Operating Cash Flow by 51.2%, Cash EPS by 10.9%


BRUSSELS, Belgium, April 27, 2001 - Delhaize Group (Euronext Brussels: DELB,
NYSE: DEG), the Belgian international food retailer, reported today sales of EUR 5.0 billion for the thirteen week period ending March 31, 2001, an increase of 40.6% over the first quarter of the prior year. The two largest companies of the Group, Delhaize America and Delhaize Belgium, had strong comparable store sales of 3.9% and 7.1%, respectively.

In the first quarter of 2000, Delhaize America's results were for a twelve week quarter. In 2001, Delhaize America has adjusted its calendar for four thirteen week quarters to align with Delhaize Group. In the first quarter of 2001, the increase of Delhaize Group's sales on a comparable basis amounted to 32.6%.

Delhaize Group's cash flow from operations (EBITDA) increased by 51.2% to EUR
366.1 million in the first quarter of 2001. Compared to 2000 figures, adjusted for Delhaize America's results on a thirteen-week basis, the increase amounted to 44.2%. In the first quarter of 2001, Delhaize Group posted an operating cash flow margin of 7.3% of sales compared to 6.8% in the first quarter of 2000. In the first quarter of 2001, EBITDA of Delhaize America increased 31.5% on a comparable thirteen-week basis, while Delhaize Belgium's EBITDA increased 49.7%.

In the first quarter of 2001, Delhaize Group earned EUR 46.4 million, before goodwill amortization and exceptional items, compared to EUR 41.8 million in the first quarter of 2000, an increase of 10.9%. Per outstanding share, cash earnings increased by 10.9% to EUR 0.89. Compared to 2000 figures adjusted for Delhaize America results on a thirteen-week basis, the increase amounted to 7.6%.

In the first quarter of 2001, net earnings after goodwill amortization and exceptional items of Delhaize Group was EUR 26.7 million, or EUR 0.51 per share compared to a total of EUR 40.1 million or EUR 0.77 per share in the first quarter of 2000, a decrease of 33.4%. Compared to 2000 figures adjusted for Delhaize America results on a thirteen-week basis, the decrease amounted to 35.0%. The decrease is the result of financial expenses, amortization of goodwill, and one-time merger costs due to the Hannaford acquisition.

During the first quarter of 2001, Delhaize Group extended its sales network with 92 stores to a total of 2,402 outlets. A large part of the increase was due to the acquisition of Trofo in January 2001 by the Greek Delhaize Group subsidiary Alfa-Beta, which resulted in an increase of its sales network in the first quarter of 2001 by 53 stores to a total of 106 stores.

"We are very satisfied with the Group results in the first quarter", said Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group. "Delhaize America and Delhaize Belgium had strong results, on both sales and cash earnings. Delhaize America benefited from the synergies gained through the acquisition of Hannaford. Food Lion, the major banner of Delhaize America, continued to increase its margins. Delhaize Belgium is well on track to reach the targeted operating cash flow margin of 5.5% at the end of 2001."

On April 25, 2001, the shareholders of Delhaize America approved a share exchange with Delhaize Group, resulting in full control of Delhaize America by Delhaize Group. Before the share exchange Delhaize Group owned 37% of Delhaize America's Class A common stock and 56% of Delhaize America's Class B common stock. On April 26, 2001, Delhaize Group began trading on the New York Stock Exchange as the company launched its American Depositary Receipt (ADR) program under the symbol "DEG".

Pierre-Olivier Beckers said: "The simplified capital structure, the increased liquidity of the stock, the higher market capitalization, and the strong results that we show today, will increase the attractiveness of Delhaize Group in the financial markets. The share exchange will also allow Delhaize Group to optimally align its financial and human resources with its global priorities."

In 2001, Delhaize Group expects an increase of its sales network by 200 stores (+ 8.7%) to 2,510 stores. Total sales are expected to exceed EUR 20 billion, while cash flow from operations is expected to rise by 20 to 25% (on the assumption of a 2001 average exchange rate of 1 EUR = 0.96 USD).

                             OPERATING COMPANIES

UNITED STATES

In the thirteen-week period ending March 31, 2001, sales of DELHAIZE AMERICA stood at USD 3.6 billion (EUR 3.9 billion), an increase of 33.8% over the comparable thirteen-week period of the prior year. Comparable store sales for the thirteen-week period increased 3.9%.

In the first quarter of 2001, cash earnings were USD 64.1 million (EUR 69.4 million), a decrease of 10.8% compared to USD 71.9 million (EUR 72.8 million) in the comparable thirteen-week period in 2000. Cash flow from operations increased by 31.5% over the comparable thirteen-week period of the prior year to USD 282.0 million (EUR 305.3 million) or 7.8% of sales.

Before merger costs related to the acquisition of Hannaford Bros., first quarter earnings amounted to USD 42.4 million (EUR 45.9 million) compared to USD 67.7 million (EUR 68.6 million) in the comparable thirteen-week period in 2000. After merger costs, Delhaize America posted USD 27.9 million (EUR 30.2 million) earnings (USD 67.5 million or EUR 68.4 million in 2000).

First quarter's strong results reflect good sales momentum at all three banners, continuing gross margin improvement over the last several quarters and good cost control. All banners increased their market share. The benefits of the merger with Hannaford Bros. continue to be realized as planned. Delhaize America achieved approximately USD 10 million in benefits from best practices and synergy development in the first quarter of 2001 for a total of USD 20 million achieved since the July 31, 2000 merger date.

At the end of the first quarter 2001, Delhaize America was operating 1,425 supermarkets. Nine new stores, including two relocated stores were added, two stores were closed while 26 stores were renovated during the quarter.

In 2001, total sales of Delhaize America are expected to grow approximately 17-18%, with comparable store sales growth to be 1.5-2%. Cash flow from operations is expected to increase between 25 and 30%.

In April 2001, Delhaize America successfully refinanced the USD 2.5 billion term loan facility used to fund the acquisition of Hannaford Bros., by issuing USD 600 million notes due 2006, USD 1.1 billion notes due 2011 and USD 900 million debentures due 2031.

On April 27, 2001, Delhaize Group will file a Form 6-K disclosing the separate financial statements for Delhaize America for the quarter ended March 31, 2001. The results are shown in comparison to the twelve-week quarter ended March 25, 2000 with accompanying disclosure of the financial results for the thirteen-week period ended April 1, 2000. Delhaize America has changed its quarterly financial reporting calendar in 2001 to provide for four equal thirteen-week quarters in its fiscal year, to be in line with the fiscal calendar of Delhaize Group. First quarter 2001 sales and earnings of Delhaize America include results from Hannaford Bros. that was acquired on July 31, 2000.

Over the first quarter of 2001, SUPER DISCOUNT MARKETS achieved sales of USD
72.6 million (EUR 78.6 million) and cash flow from operations of USD 0.5 million (EUR 0.6 million). As of the end of the first quarter of 2001, Super Discount Markets was operating 21 Cub Foods supermarkets and nine Save-A-Lot discount stores.

EUROPE

In the first quarter of 2001, DELHAIZE BELGIUM achieved sales of EUR 771.1 million, an increase of 10.2% resulting from successful sales initiatives in existing stores and the growth of the sales network. Comparable store sales increased by 7.1%. Market share continued to increase.

Cash flow from operations was up by 49.7% to EUR 39.8 million, resulting in an increase of the operating cash flow margin from 3.8% (first quarter of 2000) to 5.2% in the first quarter of 2001.

The sales network was extended with 27 AD Delhaize, Proxy, Bio Square and Shop 'n Go stores, one Di store and four Tom & Co stores. In the first quarter of 2001, Delhaize Belgium successfully launched the new store format Bio Square, the first 100% exclusive organic food and non-food products store of Delhaize Belgium.

During the first quarter of 2001, sales of ALFA-BETA (GREECE) were up by 10.0% to EUR 119.6 million. Cash flow from operations increased by 17.2% to EUR 5.3 million, or 4.4% of sales. In the first quarter of 2001, Alfa-Beta completed the acquisition of Trofo, the sixth largest Greek food retailer, becoming the second largest food retailer in Greece. In the first quarter of 2001, Alfa-Beta added 40 supermarkets and 13 cash & carry-stores to its sales network, including the Trofo stores, thereby reaching a total of 106 stores at the end of March 2001. In 2001, Alfa-Beta will integrate the Trofo head and back offices, and convert approximately ten Trofo stores to the Alfa-Beta banner. For the first quarter of 2001, the results of Trofo are not consolidated.

Sales of DELVITA (CZECH REPUBLIC AND SLOVAKIA) totalled CZK 2.7 billion (EUR
77.8 million), a decrease of 10.8% due to the significant number of competitive openings. Cash flow from operations amounted to CZK 164.6 million (EUR 4.7 million), an increase by 5.8% as a result of the focus on cost reductions. The operating cash flow margin increased to 6.1% of sales. At the end of March 2001, Delvita was operating 113 stores, of which 98 are in the Czech Republic and 15 in Slovakia.

In the first quarter of 2001, MEGA IMAGE (ROMANIA) posted sales of ROL 210.5 billion (EUR 8.5 million) and cash flow from operations of ROL 14.0 billion (EUR 0.6 million). At the end of the first quarter of 2001, Mega Image operated ten stores.

ASIA

Sales of the operating companies of Delhaize Group in ASIA rose during the first quarter of 2001 by 20.3% to EUR 63.2 million. Operating cash flow amounted to EUR 0.7 million, compared to EUR 1.3 million for the first quarter of 2000. In the first quarter of 2001, the sales network increased by three stores to a total of 71 stores, including 19 in Thailand, 22 in Indonesia and 30 in Singapore.

                                DELHAIZE GROUP

Delhaize Group is a food retailer headquartered in Belgium and listed on Euronext Brussels and on the New York Stock Exchange. At the end of the first quarter of 2001, Delhaize Group's sales network consisted of 2,402 stores in ten countries on three continents. In 2000, Delhaize Group achieved sales of EUR 18.2 billion (USD 16.8 billion) and net earnings of EUR 160.7 million (USD
148.1 million). Delhaize Group employs approximately 152,000 persons.

This press release is available in English, French and Dutch. For more information, visit the Delhaize Group web site at www.delhaizegroup.com. Questions can be e-mailed to investor@delhaizegroup.com.

This press release is not an offer or the solicitation of an offer to acquire any securities of Delhaize Group and no such offer or solicitation will be made except in compliance with applicable securities law

This press release includes forward-looking statements (statements that are not historical facts and relate to future activities and performance) that involve risks and uncertainties, including those described in Delhaize Group's filings with the Securities and Exchange Commission. These forward-looking statements include statements about strategic options, future strategies and the anticipated benefits of these strategies, and they are subject to risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statements based on a number of factors, including the early stage of Delhaize Group's consideration of these strategic options and strategies, the possibility that Delhaize Group may decide not to implement these strategies, the ability of Delhaize Group to successfully implement these strategies if and when Delhaize Group decides to implement them or any of them, and the possibility that the anticipated benefits of these strategies are not achieved. The recent share exchange and the listing of the Delhaize Group ADRs on the New York Stock Exchange may not yield the expected benefits. Delhaize Group assumes no obligation to update the information contained in this press release.

Delhaize Group will conduct an investor's conference call at 3:00 p.m. CET Brussels (9:00 a.m. EST) on April 27, 2001. The conference call will be broadcast live over the internet at http://www.delhaizeamerica.com and http://www.delhaizegroup.com from 3:00 p.m. CET Brussels (9:00 a.m. EST). An audio replay of this web cast will be available on the same websites starting at 8:00 p.m. CET Brussels (2:00 p.m. EST) the same day.

                     FIRST QUARTER 2001 FIGURES (UNAUDITED)


=============================================================================================================
INCOME STATEMENT (1)                (IN MILLIONS OF EUR)     1ST Q 2001      1ST Q 2000        2001/2000
-------------------------------------------------------------------------------------------------------------
Sales                                                        4,993.6          3,551.5          +40.6%  (2)
-------------------------------------------------------------------------------------------------------------
Cash flow from operations (EBITDA - Fifo)                      366.1            242.2          +51.2%
   EBITDA margin                                                7.3%            6.8%                -
Depreciation                                                 (134.6)           (84.6)          +59.0%
Amortization of goodwill and intangibles                      (26.6)            (2.7)               -
Store closing in normal course of business                     (1.9)               0    (3)         -
-------------------------------------------------------------------------------------------------------------
Operating result (EBIT)                                        203.0            154.9          +31.1%
   EBIT margin                                                  4.1%             4.4%               -
Financial income / (expense)                                 (104.4)           (39.0)         +168.6%
-------------------------------------------------------------------------------------------------------------
Current earnings                                                98.6            115.9          -15.0%
Exceptional income / (expense)                                (24.2)  (4)       (0.5)               -
-------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                    74.4            115.4          -35.5%
Income taxes                                                  (30.3)           (41.9)          -27.6%
-------------------------------------------------------------------------------------------------------------
Net earnings from consolidated companies                        44.1             73.5          -40.0%
Minority interests                                            (17.4)           (33.4)          -48.0%
-------------------------------------------------------------------------------------------------------------
Reported earnings                                               26.7             40.1          -33.4%
-------------------------------------------------------------------------------------------------------------
Cash earnings (5)                                               46.4             41.8          +10.9%  (6)
-------------------------------------------------------------------------------------------------------------
Reported EPS (7)                                                0.51             0.77          -33.4%
-------------------------------------------------------------------------------------------------------------
Cash EPS (7)                                                    0.89             0.80          +10.9%
-------------------------------------------------------------------------------------------------------------
Weighted average number of shares outstanding             52,031,725       52,016,925               -
=============================================================================================================

(1) The average ownership interest of Delhaize Group in Delhaize America for the first quarter decreased from 50.95 % in 2000 to 45.09 % in 2001. Hannaford Bros. is fully consolidated since July 31, 2000, Mega Image since May 1, 2000, while P.G. was deconsolidated since September 30, 2000. Trofo is not consolidated in the first quarter of 2001.

(2) + 33.4% at identical currency rates.

(3) In the first quarter of 2000, Delhaize Group posted store closing charges of EUR 4.2 million in the normal course of business.

(4) One-time merger costs by Delhaize America related to the acquisition of Hannaford Bros.

(5) Net earnings plus goodwill amortization, store closing in normal course of business and exceptional items.

(6) +6.0% at identical currency rates.

(7) Amount in EUR. The denominator is the weighted average number of shares outstanding in the first quarter.

=============================================================================================================
COMPANIES' RESULTS                       SALES                          CASH FLOW FROM OPERATIONS
                           ----------------------------------------------------------------------------------
            (IN MILLIONS)   1ST Q 2001  1ST Q 2000 2001/2000  1ST Q 2001  1ST Q 2000  2001/2000  % OF SALES
-------------------------------------------------------------------------------------------------------------
Delhaize America (1)    USD     3,603.1    2,481.8     +45.2%       282.0      203.0      +38.9%        7.8%
Super Discount Markets  USD        72.6       71.2      +2.0%         0.5        1.4      -61.4%        0.7%
Delhaize Belgium        EUR       771.1      699.7     +10.2%        39.8       26.6      +49.7%        5.2%
Alfa-Beta (2)           EUR       119.6      111.3     +10.0%         5.3        4.6      +17.2%        4.4%
Delvita                 CZK     2,705.5    3,034.8     -10.8%       164.6      155.6       +5.8%        6.1%
Mega Image              ROL   210,463.4          -          -    13,951.9          -           -        6.6%
Asia (3)                EUR        63.2       52.5     +20.3%         0.7        1.3      -46.1%        1.1%
=============================================================================================================

(1) Thirteen-week period in 2001 compared to a twelve-week period in 2000. Hannaford is fully consolidated since July 31, 2000.

(2) Trofo is not consolidated in the first quarter of 2001.

(3) Combined results of Food Lion Thailand, Super Indo and Shop N Save.

============================================================================================================
NUMBER OF STORES                                    END OF 2001 PLANNED    END OF 1ST Q 2001    END OF 2000
------------------------------------------------------------------------------------------------------------
U.S.           Food Lion, Hannaford, Kash n' Karry         1,457                1,425             1,420
               Cub Foods, Save-A-Lot
Belgium        Supermarket Delhaize "Le Lion",                31                   30                30
               AD Delhaize, Superette, Proxy,
               Delhaize 2, Delhaize City, Shop 'n Go,
               Di, Tom & Co                                  687                  647               615
Greece         Alfa-Beta, Trofo                              106 (1)              106                53
Czech Republic Delvita, Sama                                 102                   98                99
Slovakia       Delvita                                        19                   15                15
Romania        Mega Image                                     12                   10                10
Thailand       Food Lion                                      29                   19                18
Indonesia      Super Indo                                     30                   22                20
Singapore      Shop N Save                                    37                   30                30
============================================================================================================
GROUP TOTAL                                                2,510                2,402             2,310
============================================================================================================

(1) Excluding ENA-franchised stores.

===========================================================================================================
 EXCHANGE RATES                                               AVERAGE OF THE QUARTER
                                      ---------------------------------------------------------------------
                         (IN EUR)                1ST Q 2001                          1ST Q 2000
-----------------------------------------------------------------------------------------------------------
  1   U.S. dollar          USD                     1.08261                             1.01267
100   Czech crown          CZK                     2.87495                             2.79205
100   Slovak crown         SKK                     2.28947                             2.37432
100   Romanian lei         ROL                     0.00404                                -
100   Thai baht            THB                     2.50548                             2.68617
100   Indonesian rupiah    IDR                     0.01113                             0.01363
  1   Singaporian dollar   SGD                     0.61866                             0.59648
===========================================================================================================

                            DELHAIZE AMERICA, INC.
                      CONSOLIDATED STATEMENTS OF INCOME
                                 (UNAUDITED)

 FOR THE 13 WEEKS ENDED MARCH 31, 2001 AND THE 12 WEEKS ENDED MARCH 25, 2000

               (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                     13 Weeks Ended     12 Weeks Ended
                                       Mar 31,2001        Mar 25,2000

                                           (A)                (B)                 A%      B%
                                     -----------------------------------        ---------------
Net sales and other revenues             $ 3,603,110        $ 2,481,752          100.00 100.00
Cost of goods sold                         2,702,203          1,849,149           75.00  74.51
Selling and administrative expenses          742,985            495,627           20.62  19.97
Store closing provision                        1,750              4,124            0.05   0.16
Merger expense                                23,382                235            0.65   0.01
                                     -----------------------------------        ---------------
Operating income                             132,790            132,617            3.68   5.35
Interest expense                              81,483             27,030            2.26   1.09
                                     -----------------------------------        ---------------
Income before income taxes                    51,307            105,587            1.42   4.26
Provision for income taxes                    23,454             40,123            0.65   1.62
                                     -----------------------------------        ---------------

Net income                               $    27,853        $   65,464            0.77   2.64
                                     ===================================        ===============

        Net sales and other revenues, earnings before interest, taxes, depreciation, amortization, LIFO income/expense, merger expense, store closing provision and asset impairment provision (EBITDA), cash earnings and net income were $2,693,220, $214,490, $71,882 and $67,523, respectively, restated
to include the results from operations for the 13 week period ended April 1, 2000. These restated amounts do not include the results of operations of Hannaford Bros. Co. which was acquired on July 31, 2000.

                            DELHAIZE AMERICA, INC.
                         CONSOLIDATED BALANCE SHEETS
                                 (UNAUDITED)

(Dollars in thousands except per share amounts)     March 31, 2001      December 30,2000    March 25,2000
                                                  - --------------      ----------------    -------------
ASSETS

Current assets:

  Cash and cash equivalents                       $           115,871       $     135,636       $     96,809
  Receivables                                                 183,372             204,695            201,820
  Income tax receivable                                         6,764              82,483                  -
  Inventories                                               1,210,310           1,260,532          1,178,488
  Prepaid expenses                                             27,154              49,409             39,539
  Deferred tax asset                                           49,996              49,996             55,611
                                                  -------------------  --------------------------------------
      Total current assets                                  1,593,467           1,782,751          1,572,267


 Property, at cost, less accumulated
  depreciation                                              2,810,898           2,825,241          2,046,220
 Intangible assets                                          3,248,504           3,275,718            252,298
  Other assets                                                 44,613              43,086             22,086
                                                  -------------------  --------------------------------------
             Total assets                         $         7,697,482      $    7,926,796     $    3,892,871
                                                  ===================  ======================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:


 Notes payable                                    $            47,105      $    2,740,000       $    178,000
 Accounts payable                                             711,458             762,552            562,094
 Accrued expenses                                             289,616             339,837            299,574
 Capital lease obligations - current                           31,079              30,622             24,038
 Long term debt - current                                     124,049             126,196              2,415
 Other liabilities - current                                   64,840              64,494             45,731
 Income taxes payable                                               -                   -              8,380
                                                  -------------------  --------------------------------------
     Total current liabilities                              1,268,147           4,063,701          1,120,232



Long-term debt                                              3,027,820             455,240            426,794
Capital lease obligations                                     597,615             600,472            475,053
Deferred income taxes                                         152,999             153,018              7,421
Other liabilities                                             208,211             213,206            141,287
                                                  -------------------  --------------------------------------
          Total liabilities                                 5,254,792           5,485,637          2,170,787
                                                  -------------------  --------------------------------------

Shareholders' equity:
 Class A non-voting common stock, $.50 par value               53,104              52,998             39,966
 Class B voting common stock, $.50 par value                   37,645              37,645             37,645
 Additional paid- in capital                                  844,106             841,961            155,304
 Retained earnings                                          1,507,835           1,508,555          1,489,169
                                                  -------------------  -------------------------------------

           Total shareholders' equity                       2,442,690           2,441,159          1,722,084
                                                  -------------------  --------------------------------------
              Total liabilities and
              shareholders' equity                $         7,697,482     $     7,926,796     $    3,892,871
                                                  ===================  ======================================

                            DELHAIZE AMERICA, INC.
                        CONSOLIDATED OPERATING RESULTS
                            (DOLLARS IN MILLIONS)
                                 (UNAUDITED)

                                               First Quarter ended
                                           March 31,        March 25,
                                              2001             2000
                                           (13 Weeks)       (12 Weeks)
                                         --------------------------------
Operating cash flow:

Net income                                      $  27.9          $  65.5
Add (subtract):
       Income taxes                                23.5             40.1
       Interest
       expense                                     81.5             27.0
       Depreciation                               100.0             62.1
       Amortization of intangible assets           23.4              2.1
       Store closing provision                      1.7              4.1
       Merger expense                              23.4              0.2
       LIFO expense                                 0.6              1.9

                                         ---------------  ---------------
Total operating cash flow (FIFO EBITDA)         $ 282.0          $ 203.0
                                         ===============  ===============

       As a percent of sales                       7.8%             8.2%

Other information:
Stores opened                                         9               10
Stores acquired                                       -                -
Stores closed                                         4                1
Stores renovated                                     26               17

Total stores                                      1,425            1,285

Capital expenditures                            $  85.0          $  68.3
Total square footage (in millions)                 51.7             43.7
Square footage
increase                                            18%              10%


Calculation of cash earnings:

Net income                                      $  27.9          $  65.5
Add back, net of tax:
       Store closing provision                      1.0              2.6
       Merger expense                              14.5              0.1
       Amortization of intangibles:
        -related to the Hannaford
           acquisition                             19.2                -
        -other                                      1.5              1.3

                                         ---------------  ---------------
Cash earnings                                   $  64.1          $  69.5
                                         ===============  ===============

                                  SIGNATURES

               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            ETABLISSEMENTS DELHAIZE FRERES ET
                                            CIE "LE LION" S.A.



Date:  April 27, 2001                       By: /s/ R. William McCanless
                                               ---------------------------------
                                               Name:  R. William McCanless
                                               Title: Executive Vice President









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